Computershare
324-8th Avenue SW, 8th floor
Calgary AB, T2P 2Z2
www.computershare.com

May 12, 2023

To: All Canadian Securities Regulatory Authorities

**Subject: KOLIBRI GLOBAL ENERGY INC.**

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

| | |
|---|---|
| Meeting Type : | Annual General Meeting |
| Record Date for Notice of Meeting : | June 07, 2023 |
| Record Date for Voting (if applicable) : | June 07, 2023 |
| Beneficial Ownership Determination Date : | June 07, 2023 |
| Meeting Date : | July 13, 2023 |
| Meeting Location (if available) : | Vancouver, BC |
| Issuer sending proxy related materials directly to NOBO: | Yes |
| Issuer paying for delivery to OBO: | Yes |

**Notice and Access (NAA) Requirements:**

| | |
|---|---|
| NAA for Beneficial Holders | No |
| NAA for Registered Holders | No |

**Voting Security Details:**

| Description | CUSIP Number | ISIN |
|---|---|---|
| COMMON SHARES | 50043K406 | CA50043K4063 |
| COMMON US RESTRICTED RCD | 50043K505 | US50043K5056 |

Sincerely,

**Computershare**
Agent for KOLIBRI GLOBAL ENERGY INC.